Received SEC
SEP 14 2009
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

EquityPoint, LLC Fund I series
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

1800 Washington Ave.
Vincennes, IN. 47591
800-910-0375 telephone
812-886-5856 fax
mattbuckels@primoproperties.us

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6513	26-2996429
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I — NOTIFICATION
The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties
List the full names and business and residential addresses, as applicable, for the following persons:

Matt Buckels and Darrell Troyer, through the parent LLC, EquityPoint, will be the sole managers and directors of the Company. The business address for the Company shall be 1800 Washington Ave., Vincennes, IN. 47591

Matt Buckels has been issued 25% of the Company's common interest or units in consideration of services to be rendered. Darrell Troyer has been issued 25% of the Company's common interest or units in consideration for management services to be rendered.

This offer was written by Jillian Ivey Sidoti, counsel for the issuer. The Law Office of Jillian Ivey Sidoti is located at 34721 Myrtle Court, Winchester, CA 92596. Counsel for EquityPoint, LLC has not acted on behalf of the prospective investors or conducted a review or investigation in their behalf with respect to this Offering. Subscribers are urged to consult with independent market, legal and accounting professionals to the extent deemed necessary to evaluate the risks and merits of investing in this Offering.

EQUITYPOINT
Investment Partners

United States
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

September 10, 2009

RE: ***EquityPoint, LLC Fund I Series***
Form 1-A
Originally Filed on August 11, 2008
File No. 24-10220

Dear Ms. Reilly:

Per your request please find enclosed the offering cover page, and updated signature page and letter of acceleration.

This submission is solely for the purpose of the updated signature page. The remainder of the offering circular remains unchanged.

Thank you for your assistance.
Sincerely,

Matt Buckels
Managing Member EquityPoint, LLC Fund I Series,
Acting as Chief Executive Officer and Chief Financial Officer

Darrell Troyer
Managing Member, EquityPoint, LLC,Fund I Series

1800 Washington Ave.
Vincennes, IN. 47591-0472

800-910-0375 toll free
812-886-5856 fax
invest@equitypoint.net

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vincennes, State of Indiana, on September 11, 2009.

EquityPoint, LLC Fund I Series
(Issuer)

By (Signature and Title)
X____
Matt Buckels, Managing Member,
EquityPoint, LLC Fund I Series
Acting as Chief Executive Officer and Chief Financial Officer

By (Signature and Title)
X____
Darrell Troyer, Member,
EquityPoint, LLC Fund I Series

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)
X____

(Title)
Matt Buckels, Managing Member,
EquityPoint, LLC Management Series
Acting as Chief Executive Officer and Chief Financial Officer

By (Signature and Title)
X____
Darrell Troyer, Member,
EquityPoint, LLC Fund I Series